Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, March 04, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 26 to March 01, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
26/02/2024	371,252	58.906692	21,869,227.22	XPAR
26/02/2024	150,974	58.908511	8,893,653.54	CEUX
26/02/2024	29,007	58.907248	1,708,722.54	TQEX
26/02/2024	25,767	58.909254	1,517,914.75	AQEU
27/02/2024	347,533	59.493558	20,675,974.69	XPAR
27/02/2024	140,313	59.495277	8,347,960.80	CEUX
27/02/2024	26,231	59.496865	1,560,662.27	TQEX
27/02/2024	23,723	59.499425	1,411,504.86	AQEU
28/02/2024	349,538	59.333063	20,739,160.17	XPAR
28/02/2024	139,738	59.333453	8,291,138.06	CEUX
28/02/2024	26,075	59.333349	1,547,117.08	TQEX
28/02/2024	23,649	59.335019	1,403,213.86	AQEU
29/02/2024	348,520	59.297976	20,666,530.60	XPAR
29/02/2024	141,215	59.297587	8,373,708.75	CEUX
29/02/2024	26,136	59.297982	1,549,812.06	TQEX
29/02/2024	23,629	59.300025	1,401,200.29	AQEU
01/03/2024	363,560	59.484402	21,626,149.19	XPAR
01/03/2024	128,338	59.480117	7,633,559.26	CEUX
01/03/2024	24,079	59.479771	1,432,213.41	TQEX
01/03/2024	21,923	59.481554	1,304,014.11	AQEU
Total	2,731,200	59.297539	161,953,437.49

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:
https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).